UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
February 28, 2018
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  April 30, 2015

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

BBH Trust
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4. Address of principal executive office
(number,street,city,state,zip code):

140 Broadway, New York, NY 10005



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of
BBH Trust comprised of
BBH International Equity Fund, BBH Core Select, BBH Global
Core Select, BBH Money Market Fund, BBH Limited Duration Fund, and BBH Intermediate Municipal Bond Fund:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Trust (comprised of BBH International Equity Fund, BBH Core Select, BBH Global Core Select, BBH Money Market Fund, BBH Limited Duration Fund, and BBH Intermediate Municipal Bond
Fund) (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2015. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of security purchases and sales for the period from October 31, 2014 (date of our last examination) through April 30, 2015:

1.	Count and inspection of all securities located in the
vault of Brown Brothers Harriman & Co. (the "Custodian") in
New York, NY;

2.	Confirmation of all securities held in book entry form by
The Depository Trust Company, Bank of New York Mellon, by various sub-custodians and by various agent banks;

3.	Reconciliation of all such securities to the books and
records of the Funds and the Custodian;

4.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the
Custodian's records;
5.	Confirmation of all securities pledged as collateral for
futures contracts with brokers; and

6.	Agreement of 17 security purchases and 17 security sales
or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2015, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
DELOITTE & TOUCHE LLP

Boston, Massachusetts
July 23, 2015


July 23, 2015
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of BBH Trust (comprised of BBH International Equity Fund, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH Money Market Fund, and BBH Intermediate Municipal Bond Fund) (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2015, and for the period from October 31, 2014 (date of last examination) through April 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2015, and for the period from October 31, 2014 through April 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

ON BEHALF OF:
BBH Trust

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Charles Schreiber
Treasurer
BBH Trust

Radford W. Klotz
President
BBH Trust